UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Zenvia Inc.
(Name of Issuer)

Class A common shares, par value US$0.00005 per share
(Title of Class of Securities)

G9889V101
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G9889V101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bogari Gestão de Investimentos Ltda.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Federative Republic of Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

186,065

6.	SHARED VOTING POWER

724,458

7.	SOLE DISPOSITIVE POWER

186,065

8.	SHARED DISPOSITIVE POWER

724,458

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

910,523

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

FI

CUSIP No.	G9889V101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bogari Value Master II Fundo de Investimento de ações

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Federative Republic of Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

724,458

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

724,458

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

724,458

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

FI

CUSIP No.	G9889V101

Item 1.	(a).	Name of Issuer:

Zenvia Inc.

(b).	Address of issuer's principal executive offices:
Avenida Paulista, 2300, 18th Floor, Suites 182 and 184 São Paulo, São Paulo, 01310-300 Brazil

Item 2.	(a).	Name of person filing:
Bogari Gestão de Investimentos Ltda. Bogari Value Master II Fundo de Investimento de ações

(b).	Address or principal business office or, if none, residence:

Bogari Gestão de Investimentos Ltda.

Rua Visconde de Pirajá, 433, sala 301, Ipanema.

Rio de Janeiro, Rio de Janeiro

22410-003. Brasil

Bogari Value Master II Fundo de Investimento de ações

Rua Visconde de Pirajá, 433, sala 301, Ipanema.

Rio de Janeiro, Rio de Janeiro

22410-003. Brasil

(c).	Citizenship:
Bogari Gestão de Investimentos Ltda.
The Federative Republic of Brazil Bogari Value Master II Fundo de Investimento de ações The Federative Republic of Brazil

(d).	Title of class of securities:

Class A common shares, par value US$0.00005 per share

(e).	CUSIP No.:
G9889V101

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[X]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Bogari Gestão de Investimentos Ltda.: 910,523 shares Bogari Value Master II Fundo de Investimento de ações: 724,458 shares

(b)	Percent of class:

Bogari Gestão de Investimentos Ltda.: 5.1% Bogari Value Master II Fundo de Investimento de ações: 4.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: Bogari Gestão de Investimentos Ltda.: 0 shares Bogari Value Master II Fundo de Investimento de ações: 0 shares

(ii)	Shared power to vote or to direct the vote: Bogari Gestão de Investimentos Ltda.: 910,523 Bogari Value Master II Fundo de Investimento de ações: 724,458

(iii)	Sole power to dispose or to direct the disposition of: Bogari Gestão de Investimentos Ltda.: 0 shares Bogari Value Master II Fundo de Investimento de ações: 0 shares

(iv)	Shared power to dispose or to direct the disposition of: Bogari Gestão de Investimentos Ltda.: 910,523 Bogari Value Master II Fundo de Investimento de ações: 724,458

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Bogari Value Master II Fundo de Investimento de Ações has ceased to own more than five percent of the outstanding shares of Class A common shares, par value US$0.00005 per share of the issuer, and as such is making an exit filing.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

The Reporting Person is filing this Statement on Schedule 13G with respect to Class A common shares held directly by the fund Bogari Value Master II Fundo de Investimento de Ações which investment manager is Bogari Gestão de Investimentos Ltda.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Bogari Gestão de Investimentos Ltda. is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

February 13, 2023
(Date)

/s/ Bogari Gestão de Investimentos Ltda.
By: Renato Martins Barbosa Title: Partner and COO

/s/ Bogari Value Master II Fundo de Investimento de Ações
By: Renato Martins Barbosa Title: Partner and COO

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G dated February 13, 2023 relating to the Class A common shares, par value US$0.00005 per share of Zenvia, Inc. shall be filed on behalf of the undersigned.

February 13, 2023
(Date)

/s/ Bogari Gestão de Investimentos Ltda.
By: Renato Martins Barbosa Title: Partner and COO

/s/ Bogari Value Master II Fundo de Investimento de Ações
By: Renato Martins Barbosa Title: Partner and COO